SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Results for the Third Quarter of 2009

Curitiba, Brazil, November 11, 2009 - Companhia Paranaense de Energia - COPEL (BOVESPA: CPLE3, CPLE5, CPLE6 / NYSE: ELP / LATIBEX: XCOP), a company that generates, transmits, distributes and sales power to the State of Paraná, announces its results for the third quarter of 2009 (3Q09). All the figures in this report are in Brazilian Reais and were prepared in accordance with Brazilian GAAP.

This report presents cumulative data through September 2009 compared with the same period in the previous year.

• Copel’s consolidated balance sheet presents, in addition to the figures of the wholly owned subsidiaries (Copel Geração e Transmissão, Copel Distribuição and Copel Telecomunicações), those of Compagas, Elejor, UEG Araucária, Centrais Eólicas do Paraná and Dominó Holdings, the latter jointly controlled with other shareholders. • Net Operating Revenue (NOR): R$ 4,132 million.

• Operating Income: R$ 1,211 million.

• Net Income: R$ 846 million (R$ 3.09 per share).

• EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 1,369 million.

• Return on Shareholder’s Equity: 10.7% in the period.

• Total power consumption billed by COPEL to captive customers in the nine months of 2009 (9M09) rose by 2.2% over 9M08.

• Copel’s ratings, according to Ficth, are AA(bra) for the corporate and for the 4th debenture issue.

     The Company’s shares and main indexes presented the following variations from January through September 2009:

Ticker	Price	Var. %		Index	Var. %
CPLE3 (common/ Bovespa)	R$ 30.09	36.8	IBOVESPA	61,518	63.8
CPLE6 (preferred B/ Bovespa)	R$ 31.35	30.6	DOW JONES	9,712	10.7
ELP (ADS/ Nyse)	US$ 17,63	67.3	LATIBEX	3,033	72.0
XCOP (preferred B/ Latibex)	€ 11.84	57.9

Companhia Paranaense de Energia – Copel
3Q09 Earnings Release

INDEX

1.	Income Statement		3
	1.1	Operating Revenues	3
	1.2	Deductions from Operating Revenues	4
	1.3	Operating Costs and Expenses	5
	1.4	EBITDA	6
	1.5	Interest Income (Expenses)	6
	1.6	Equity in Results of Investees	6
	1.7	Net Income	6
2.	Balance Sheet and Investment Program		7
	2.1	Assets	7
	2.2	Liabilities and Shareholders’ Equity	7
	2.3	Investment Program	9
3.	Shareholding Structure		9
4.	Consolidated Financial Statements		10
	4.1	Assets	10
	4.2	Liabilities	11
	4.3	Income Statement	12
	4.4	Cash Flow	13
5.	Financial Statements – Wholly owned subsidiaries		14
	5.1	Assets	14
	5.2	Liabilities	15
	5.3	Income Statement	16
6.	Energy Market		17
	6.2	Grid Market (TUSD)	18
	6.3	Copel’s Consolidated Market	18
	6.4	Energy Flow	19
7.	Supplementary Information		20
	7.1	Tariffs	20
	7.2	Main Operational and Financial Indicators	22
	7.3	Conference Call for the 3Q09 Results	23

1. Income Statement

     The following financial statements reflect, in all the material aspects, the changes proposed by Law 11,638/07 and 11,941/09. Therefore, the financial statements for the period ended September 30, 2008 were reclassified to include the changes in accounting practices with retrospective effect.

1.1 Operating Revenues

     In 9M09, operating revenues totaled R$ 6,442.7 million, up by 4.8% in relation to R$ 6,145.6 million registered in the same period in 2008. This increase was mainly driven by:

(i) the 6.9% increase in revenue from the ‘electricity sales to final customers’ line (which reflects only the sale of energy, excluding Copel’s distribution grid tariff - TUSD), primarily due to: (i) the increase in energy sales, mainly to the residential and commercial segments, by 5.3% and 5.5%, respectively; (ii) the 12.98% tariff pass-through, as of July 24, 2009, to customers with overdue bills; and (iii) the alteration in the ICMS tax rates in effect as of April 1, 2009.

(ii) the 2.6% increase in the ‘electricity sales to distributors’ line, as a result of: (i) revenue generated as of January 2009 by the new energy sale agreements signed in the 4th existing energy auction (with an average of 245 MW from 2009 through 2016), and (ii) the higher revenue from short-term electricity billing (CCEE). This increase was partially offset by lower energy sales from bilateral agreements due to the termination of the agreements with Celesc.

(iii) the 3.7% increase in the ‘use of transmission grid’ line (composed of the distribution grid tariff (TUSD), the basic transmission network and the network connection revenue), chiefly due to: (i) the increase in transmission grid charges; (ii) tariff pass-through, as of July 24, 2009, for customers with overdue bills, and (iii) the alteration in the ICMS tax rates.

(iv) the 32.1% upturn in the ‘telecommunications revenue’ line, thanks to new clients and the higher volume of services provided to existing clients;

(v) the 5.5% reduction in the ‘distribution of piped gas’ line (supplied by Compagas), basically due to the effects of the global economic crisis, which reduced industrial activity; and

(vi) the 17.0% increase in the ‘other operating revenues’ line, mainly due to higher revenue from rent and from UEG Araucária’s operation and maintenance (O&M) services’ provision. Araucária Thermal Power Plant was dispatched by ONS from May 10 to July 8, 2009.

							R$'000
Gross Income Statement	3Q09	2Q09	3Q08	Var.%	9M09	9M08	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)

Operating revenues	2,225,315	2,139,871	2,135,259	4.2	6,442,727	6,145,638	4.8
Electricity sales to final customers	840,787	773,252	760,399	10.6	2,366,718	2,214,660	6.9
Residential	278,940	247,627	237,349	17.5	780,428	700,129	11.5
Industrial	298,029	268,747	282,358	5.6	807,888	801,594	0.8
Commercial	171,556	165,464	155,377	10.4	503,973	459,564	9.7
Rural	31,660	32,282	29,352	7.9	99,380	91,543	8.6
Other segments	60,602	59,132	55,963	8.3	175,049	161,830	8.2
Electricity sales to distributors	350,298	319,141	354,700	(1.2)	1,004,022	978,975	2.6
CCEAR (Auction)	272,950	263,123	210,425	29.7	803,202	598,056	34.3
Bilateral contracts	37,556	34,341	106,597	(64.8)	105,961	313,597	(66.2)
Electricit Energy Trading Chamber - CCEE	25,505	8,827	24,994	2.0	55,605	30,031	85.2
Contracts with small utilities	14,287	12,850	12,684	12.6	39,254	37,291	5.3
Use of transmission grid	912,593	900,842	884,412	3.2	2,683,036	2,587,189	3.7
Residential	284,234	283,236	265,274	7.1	845,221	783,565	7.9
Industrial	305,560	290,906	312,141	(2.1)	863,108	898,295	(3.9)
Commercial	181,034	183,850	171,844	5.3	550,135	507,799	8.3
Rural	32,254	36,082	32,806	(1.7)	107,982	102,909	4.9
Other segments	61,149	65,114	61,497	(0.6)	187,064	179,986	3.9
Basic Network and connection grid	48,362	41,654	40,850	18.4	129,526	114,635	13.0
Telecommunications revenues	26,885	25,596	20,846	29.0	76,096	57,623	32.1
Distribution of piped gas	66,428	66,665	76,789	(13.5)	195,386	206,751	(5.5)
Other operating revenues	28,324	54,375	38,113	(25.7)	117,469	100,440	17.0
Leases and rents	18,002	39,150	25,541	(29.5)	81,458	72,199	12.8
Revenues from services	7,671	12,629	9,969	(23.1)	28,037	20,781	34.9
Charged services	2,465	2,469	2,403	2.6	7,187	6,798	5.7
Other revenues	186	127	200	(7.0)	787	662	18.9

1.2 Deductions from Operating Revenues

     Deductions from operating revenues were up by 10.6% in 9M09, against the same period in the previous year. This variation was chiefly due to: (i) the alteration in the ICMS rates, which increased energy rates from 27% to 29%, as per State Ordinance 16,016/2008, in effect as of April 1, 2009; (ii) the increase in the ‘Fuel Consumption’ line (CCC), as a result of higher fuel consumption in the thermoelectric power plants’ operations; and (iii) the raise in the Global Reversion Reserve (RGR), as required by ANEEL. The following table shows the legal deductions from Copel’s operating revenues:

							R$'000
Deductions from Operating	3Q09	2Q09	3Q08	Var. %	9M09	9M08	Var. %
Revenues	(1)	(2)	(3)	(1 / 3)	(4)	(5)	(4 /5)
VAT (ICMS)	467,300	443,816	409,286	14.2	1,314,865	1,191,709	10.3
Cofins	172,096	166,505	164,408	4.7	499,410	476,182	4.9
Pis/Pasep	37,435	36,148	35,692	4.9	108,494	103,378	4.9
ISSQN	444	494	531	(16.4)	1,347	1,392	(3.2)
CDE	56,580	42,741	44,859	26.1	147,185	144,443	1.9
CCC	39,301	59,086	61,166	(35.7)	139,187	85,971	61.9
RGR	19,596	20,534	18,134	8.1	58,964	46,743	26.1
R&D and EEP	14,221	13,599	13,686	3.9	41,300	39,667	4.1
Other	72	87	65	10.8	215	193	11.4
TOTAL	807,045	783,010	747,827	7.9	2,310,967	2,089,678	10.6

1.3 Operating Costs and Expenses

     Between January and September 2009, total operating costs and expenses reached R$ 3,056.1 million, 5.8% higher than the R$ 2,889.2 million registered in 9M08. The main highlights were:

(i) the 2.3% increase in the ‘electricity purchased for resale’ line, due to higher acquisition costs from auction energy (CCEAR), from Itiquira, Dona Francisca and Proinfa. This increase was partially offset by lower cost of energy acquired from Itaipu and CCEE;

							R$'000
Electricity purchased	3Q09	2Q09	3Q08	Var. %	9M09	9M08	Var. %
for resale	(1)	(2)	(3)	(1 / 3)	(4)	(5)	(4 /5)
Itaipu	137,179	76,132	130,235	5.3	335,106	367,338	(8.8)
CCEAR (Auction)	310,576	288,263	247,489	25.5	864,586	729,146	18.6
CCEE	1,966	14,414	34,932	(94.4)	74,187	95,870	(22.6)
Itiquira	29,430	28,930	27,289	7.8	86,192	80,106	7.6
Dona Francisca	15,220	15,054	13,554	12.3	45,169	40,374	11.9
Proinfa	23,107	19,558	15,079	53.2	49,510	43,620	13.5
CVA	(16,885)	(56,393)	(13,924)	21.3	(89,470)	(44,582)	100.7
(-) Pis/Pasep and Cofins	(50,967)	(51,116)	(42,751)	19.2	(151,472)	(125,766)	20.4
TOTAL	449,626	334,842	411,903	9.2	1,213,808	1,186,106	2.3

(ii) the 38.2% increase in ‘use of transmission grid’ line, chiefly due to the effect of the CVA amortization combined with the increase in the basic network quota and the higher charges for the use of the energy system - ESS;

(iii) in 9M09, the ‘payroll’ expenses line totaled R$ 532.0 million, 13.3% higher than in the same period in the previous year, chiefly due to the pay raise of 7.5% implemented as of October 2008.The hiring of 338 new employees and the constitution of provisions for severance pay related to the Voluntary Redundancy Program contributed with R$ 15 million to this line.

(iv) the ‘pension plan’ line reflects the booking of 9/12 of the amounts receivable determined in the actuarial annual report for 2009, calculated pursuant to CVM resolution 371/2000. The estimated 2009 revenue corresponds to R$ 122.7 million for the pension plan and an expense of R$ 26.8 million for the assistance plan. The ‘pension plan’ line also reflects the pass-through of costs with Fundação Copel’s Pró-Saúde program of active and retired employees, as well as pension plan and healthcare expenses;

(v) the 13.0% increase in the ‘material’ line, chiefly due to the increase in the acquisition of IT materials and service tools;

(vi) the increased amounts booked under the ‘raw materials and supplies for electricity generation’ line refer to the purchase of coal for the Figueira thermoelectric power plant;

(vii) the ‘natural gas and supplies’ line reflects the amounts related to natural gas acquired from Petrobrás by Compagas to supply third parties. The 6.7% reduction was mainly driven by the lower level of activity observed in the period as a result of the effects of the global economic crisis and the consequent lower gas volumes purchased;

(viii) the 7.9% increase in ‘third-party services’, mainly due to higher expenses with electric power system maintenance and postal services; and

(ix) the 18.5% increase in ‘other operating expenses’ was mainly due to the recognition of judicial indemnities of R$ 40.9 million in 2009, partially offset by the lower recognition of financial compensation for the use of water resources.

							R$ '000
Operating Costs and Expenses	3Q09	2Q09	3Q08	Var.%	9M09	9M08	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)

Electricity purchase for resale	449,626	334,842	411,903	9.2	1,213,808	1,186,106	2.3
Charges for the use of transmission grid	174,289	141,963	136,001	28.2	438,953	317,602	38.2
Personnel and management	179,693	185,534	190,300	(5.6)	531,954	469,361	13.3
Pension plan	(5,108)	(6,308)	20,137	-	(16,935)	59,422	-
Material	15,333	18,087	15,913	(3.6)	47,291	41,844	13.0
Raw material and supplies for gen. of electricity	4,617	7,719	4,325	6.8	18,029	12,599	43.1
Natural gas purchased for resale	32,869	31,419	44,902	(26.8)	101,954	109,325	(6.7)
Third-party services	74,405	76,690	68,916	8.0	217,411	201,530	7.9
Depreciation and amortization	96,301	98,046	94,589	1.8	292,980	303,654	(3.5)
Provisions and reversals	14,641	41,172	15,463	(5.3)	65,364	65,186	0.3
Other operating expenses	51,642	51,494	44,589	15.8	145,253	122,529	18.5
TOTAL	1,088,308	980,658	1,047,038	3.9	3,056,062	2,889,158	5.8

1.4 EBITDA

     Between January and September 2009, earnings before interest, taxes depreciation and amortization (EBITDA) totaled R$ 1,368.7 million, 6.9% lower than the R$ 1,470.5 million reported in the same period in the previous year.

1.5 Interest Income (Expenses)

     Interest income decreased 28.1% in 9M09 in relation to 9M08, to R$ 267.6 million, mainly due to: (i) interests and revenues from financial investments; and (ii) the effect of the monetary variation on the CRC, adjusted by the IGP-DI rate (which recorded a 1.3% deflation in the period between January and September 2009). Interest expenses totaled R$ 159.5 million in 9M09, 42.6% lower year-on-year, mainly due to the lower interest on debt and lower monetary and foreign exchange variations.

1.6 Equity in Results of Investees

     This account reflects the equity income of the affiliates of Copel.

1.7 Net Income

     Copel’s net income between January and September 2009 was R$ 846.4 million (or R$ 3.09 per share), 5.9% lower than in 9M08. Net income in 3Q09 was R$ 284.4 million.

2. Balance Sheet and Investment Program

2.1 Assets

     On September 30, 2009, Copel’s assets totaled R$ 13,761.8 million, 5.2% up year-on-year.

     Cash and cash equivalents

     Copel and its subsidiaries invested most of their cash equivalents in official financial institutions, especially in fixed income securities backed by federal bonds, with an average return of 100% of the CDI rate. These investments are booked at their fair value and can be redeemed at any time, with no revenue loss.

     CRC transferred to the State of Paraná

     Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197 million, in 244 monthly installments recalculated by the price amortization system, updated by the IGP-DI inflation index and plus annual interest of 6.65% . The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,268 million.

     The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum. The amortizations are backed by dividend proceeds.

2.2 Liabilities and Shareholders’ Equity

     Copel’s consolidated debt at the end of September 2009 was R$ 1,697.8 million, representing a debt/equity ratio of 19.4% . Excluding Elejor’s and Compagas’ debts, the debt/equity ratio would be 16.7% ..

     The shareholders’ equity of Copel on September 30, 2009, was R$ 8,731.5 million, 9.5% higher than on September 30, 2008, and equivalent to R$ 31.91 per share (book value).

Debt Profile

     The breakdown of the balance of loans, financing and debentures is shown in the table below:

				R$'000
		Short-term	Long-term	Total
	IBD	19,398	9,451	28,849
Foreign	National Treasury	6,560	62,421	68,981
Currency	Eletrobrás	7	25	32
	Total	25,965	71,897	97,862

	Eletrobrás - COPEL	36,383	272,078	308,461
	Eletrobrás - Elejor	-	15,921	15,921
	BNDES - Compagas	6,360	7,995	14,355
Domestic	Debentures - COPEL	4,110	600,000	604,110
Currency	Debentures - Elejor	36,384	170,171	206,555
	BNDES/Banco do Brasil S/A - Mauá	1,177	111,496	112,673
	Banco do Brasil S/A and other	3,036	334,862	337,898
	Total	87,450	1,512,523	1,599,973
GENERAL TOTAL		113,415	1,584,420	1,697,835

     The loan, financing and debentures maturities are presented below:

						R$'000
	Oct - Dec 2009	2010	2011	2012	2013	2014 a 2024
Loans and Financing	20,669	69,228	64,924	56,013	55,225	621,111
Domestic Currency	16,378	45,026	50,419	52,292	52,838	572,354
Foreign Currency	4,291	24,202	14,505	3,721	2,387	48,757
Debentures	14,116	42,549	635,850	35,850	35,850	46,450
TOTAL	34,785	111,777	700,774	91,863	91,075	667,561

     Copel’s consolidated net debt (loans, financing and debentures less cash and cash) declined significantly in the past years, as shown in the following chart:

Provisions for Contingencies

     The Company is involved in a series of lawsuits in different courts and instances. The Company’s management, based on its legal advisors’ opinion, maintains provisions for contingencies for those cases assessed as probable losses.

     The balance of provisions for contingencies, net of related judicial deposits, is as follows:

Consolidated	Sep/09	Jun/09	Sep/08	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
Labor	124,185	112,405	89,144	10.5	39.3
Regulatory	37,007	37,004	98	-	-
Civil	239,322	236,900	206,166	1.0	16.1
Suppliers	53,538	53,355	51,991	0.3	3.0
Civil and administrative claims	42,530	42,915	23,194	(0.9)	83.4
Easements	15,229	14,262	11,022	6.8	38.2
Condemnations and property	123,762	121,729	114,854	1.7	7.8
Customers	4,252	4,628	5,105	(8.1)	(16.7)
Environmental claims	11	11	-	-	-
Tax	234,806	233,561	234,679	0.5	0.1
Cofins tax	183,610	182,224	176,711	0.8	3.9
Other tax	51,196	51,337	57,968	(0.3)	(11.7)
TOTAL	635,320	619,870	530,087	2.5	19.9

2.3 Investment Program

     Copel’s investment program executed between January and September 2009 and approved by the Board of Directors for 2009 is shown in the following table:

		R$ million
	Carried	Scheduled
	9M09	2009

Generation and Transmission	51.7	107.5
Consórcio Energético Cruzeiro do Sul (Mauá)	88.3	180.3
Distribution	490.5	774.7
Telecommunications	22.7	51.3

TOTAL	653.2	1,113.8

     Compagas and UEG Araucária (whose balance sheets are consolidated with Copel’s) invested R$ 18.5 million and R$ 2.7 million, respectively, up to September 30, 2009.

3. Shareholding Structure

     On September 30, 2009, paid-in capital totaled R$ 4,460 million, composed of the following shares (with no par value) and shareholders:

							Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%

State of Paraná	85,029	58.6	-	-	14	-	85,043	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,618	13.5	127	32.1	100,895	78.7	120,640	44.0
BOVESPA	19,471	13.4	127	32.1	63,318	49.4	82,916	30.3
NYSE	147	0.1	-	-	37,392	29.2	37,539	13.7
LATIBEX	-	-	-	-	185	0.1	185	0.1
Other	554	0.4	269	67.9	37	-	860	0.3
TOTAL	145,031	100.0	396	100.0	128,228	100.0	273,655	100.0

4. Consolidated Financial Statements

4.1 Assets

					R$'000
ASSETS	Sep/09	Jun/09	Sep/08	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	3,843,002	3,520,187	3,532,869	9.2	8.8
Cash and cash equivalents	1,713,933	1,531,582	1,832,804	11.9	(6.5)
Customers and distributors	1,124,112	1,033,503	1,062,195	8.8	5.8
Allowance for doubtfull accounts	(66,263)	(66,511)	(91,448)	(0.4)	(27.5)
Telecommunications services, net	11,486	11,870	10,421	(3.2)	10.2
Dividends receivable	3,560	3,560	3,529	-	0.9
Services in progress	87,226	76,015	59,672	14.7	46.2
CRC transferred to State of Paraná	48,961	48,417	45,189	1.1	8.3
Taxes and social contributions paid in advance	309,009	245,021	230,309	26.1	34.2
Account for compensation of "Portion A"	213,825	239,074	100,544	(10.6)	112.7
Other regulatory assets	26,288	35,051	33,682	(25.0)	(22.0)
Bonds and Securities	94,126	92,097	1	2.2	-
Collaterals and escrow accounts	127,518	125,295	134,475	1.8	(5.2)
Inventories	88,763	77,891	57,362	14.0	54.7
Other receivables	60,458	67,322	54,134	(10.2)	11.7
NONCURRENT	9,918,844	9,795,026	9,559,217	1.3	3.8
Long-Term Assets	2,014,147	2,000,901	2,064,891	0.7	(2.5)
Customers and distributors	59,135	68,917	97,778	(14.2)	(39.5)
Allowance for doubtfull accounts	-	(19)	(9,739)	-	-
Telecommunications services	1,011	2,231	5,016	(54.7)	(79.8)
CRC transferred to State of Paraná	1,218,725	1,235,013	1,275,754	(1.3)	(4.5)
Taxes and social contributions paid in advance	476,762	479,613	504,284	(0.6)	(5.5)
Account for compensation of "Portion A"	103,558	86,033	42,415	20.4	144.2
Other regulatory assets	-	-	9,132	-	-
Bonds and Securities	30,393	5,289	-	474.6	-
Collaterals and escrow accounts	24,662	27,069	24,547	(8.9)	0.5
Judicial Deposits	82,799	79,973	107,281	3.5	(22.8)
Other	17,102	16,782	8,423	1.9	103.0
Investments	411,783	408,393	441,696	0.8	(6.8)
Property, plant and equipment	7,362,461	7,255,224	6,925,405	1.5	6.3
Intangible assets	130,453	130,508	118,802	-	9.8
TOTAL	13,761,846	13,315,213	13,083,663	3.4	5.2

4.2 Liabilities

					R$'000
LIABILITIES	Sep/09	Jun/09	Sep/08	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	1,759,410	1,504,939	1,820,237	16.9	(3.3)
Loans and financing	113,415	143,297	242,340	(20.9)	(53.2)
Suppliers	514,448	525,932	448,217	(2.2)	14.8
Taxes and social contributions	484,282	394,953	366,413	22.6	32.2
Dividends payable	158,989	17,495	142,832	808.8	11.3
Accrued payroll costs	184,406	151,636	161,067	21.6	14.5
Post-employment benefits	20,764	21,194	19,331	(2.0)	7.4
Account for compensation of "Portion A"	7,776	-	42,300	-	(81.6)
Other regulatory liabilities	12,439	16,577	32,029	(25.0)	(61.2)
Customer charges due	44,340	37,142	44,731	19.4	(0.9)
Research and development and energy efficiency	96,926	97,955	203,819	(1.1)	(52.4)
Other payables	121,625	98,758	117,158	23.2	3.8
NON-CURRENT	3,016,066	2,946,055	3,041,647	2.4	(0.8)
Loans and financing	1,584,420	1,524,176	1,696,867	4.0	(6.6)
Provision for contingencies	635,320	619,870	529,869	2.5	19.9
Suppliers	196,002	203,077	207,006	(3.5)	(5.3)
Taxes and social contributions	44,680	38,520	25,017	16.0	78.6
Post-employment benefits	345,058	371,934	479,476	(7.2)	(28.0)
Account for compensation of "Portion A"	23,329	13,076	10,109	78.4	130.8
Other regulatory charges	20	-	10,882	-	(99.8)
Research and development and energy efficiency	106,730	95,285		- 12.0	-
Deferred revenues	74,994	74,994	74,994	-	-
Other payables	5,513	5,123	7,427	7.6	(25.8)
NONCONTROLLING INTEREST	254,850	249,068	244,567	2.3	4.2
SHAREHOLDERS' EQUITY	8,731,520	8,615,151	7,977,212	1.4	9.5
Stock capital	4,460,000	4,460,000	4,460,000	-	-
Capital reserves	838,340	838,340	838,340	-	-
Profit reserves	2,754,747	2,754,747	1,937,837	-	42.2
Retained earnings	678,433	562,064	741,035	20.7	(8.4)
TOTAL	13,761,846	13,315,213	13,083,663	3.4	5.2

4.3 Income Statement

							R$'000
INCOME STATEMENT	3Q09	2Q09	3Q08	Var.%	9M09	9M08	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Operating revenues *	2,225,315	2,139,871	2,135,259	4.2	6,442,727	6,145,638	4.8
Deductions from operating revenues	(807,045)	(783,010)	(747,827)	7.9	(2,310,967)	(2,089,678)	10.6
Net operating revenues	1,418,270	1,356,861	1,387,432	2.2	4,131,760	4,055,960	1.9
Operating costs and expenses	(1,088,308)	(980,658)	(1,047,038)	3.9	(3,056,062)	(2,889,158)	5.8
Electricity purchased for resale	(449,626)	(334,842)	(411,903)	9.2	(1,213,808)	(1,186,106)	2.3
Use of transmission grid	(174,289)	(141,963)	(136,001)	28.2	(438,953)	(317,602)	38.2
Personnel and management	(179,693)	(185,534)	(190,300)	(5.6)	(531,954)	(469,361)	13.3
Pension and healthcare plans	5,108	6,308	(20,137)	-	16,935	(59,422)	-
Material	(15,333)	(18,087)	(15,913)	(3.6)	(47,291)	(41,844)	13.0
Raw material and supplies for electricity generation	(4,617)	(7,719)	(4,325)	6.8	(18,029)	(12,599)	43.1
Natural gas purchased for resale and supplies	(32,869)	(31,419)	(44,902)	(26.8)	(101,954)	(109,325)	(6.7)
Third-party services	(74,405)	(76,690)	(68,916)	8.0	(217,411)	(201,530)	7.9
Depreciation and amortization	(96,301)	(98,046)	(94,589)	1.8	(292,980)	(303,654)	(3.5)
Provisions and reversals	(14,641)	(41,172)	(15,463)	(5.3)	(65,364)	(65,186)	0.3
Other operating expenses	(51,642)	(51,494)	(44,589)	15.8	(145,253)	(122,529)	18.5
Result of operations	329,962	376,203	340,394	(3.1)	1,075,698	1,166,802	(7.8)
Interest Income (expenses)	13,936	61,623	7,930	75.7	108,097	94,566	14.3
Interest income	79,270	100,545	120,641	(34.3)	267,586	372,258	(28.1)
Interest expenses	(65,334)	(38,922)	(112,711)	(42.0)	(159,489)	(277,692)	(42.6)
Equity in results of investees	5,764	10,307	7,883	(26.9)	27,245	29,912	(8.9)
Operating income (expenses)	349,662	448,133	356,207	(1.8)	1,211,040	1,291,280	(6.2)
Income tax and social contribution
	(59,698)	(148,923)	(64,097)	(6.9)	(346,000)	(375,055)	(7.7)
Deductions from income
Net income (loss) before noncontrolling interest	289,964	299,210	292,110	(0.7)	865,040	916,225	(5.6)
Noncontrolling interest	(5,595)	(9,217)	(6,094)	(8.2)	(18,607)	(17,190)	8.2
Net income (loss)	284,369	289,993	286,016	(0.6)	846,433	899,035	(5.9)
					-	-	-
Earning per share	1.04	1.06	1.05	(0.6)	3.09	3.29	(5.9)
					-	-	-
EBITDA	426,263	474,249	434,983	(2.0)	1,368,678	1,470,456	(6.9)

* Please refer to the operating revenue breakdown in page 4.

4.4 Cash Flow

		R$'000
Consolidated Cash Flow	9M09	9M08
Cash flow from operating activities
Net income for the period	846,433	899,035
Adjustments for the reconciliation of net income
for the period with cash flow from operating activities:	327,556	232,059

Provision (reversal) for doubtful accounts	9,733	18,017
Depreciation	287,591	296,042
Amortization of intangible	5,389	7,614
Unrealized monetary and exchange variations, net	52,522	40,450
Equity in the results of subsidiaries and investees	(27,245)	(29,912)
Deferred income tax and social contribution	54,646	20,727
Variations in account for compensation of "Portion A", net	(137,707)	(164,825)
Variations in other regulatory assets and liabilities, net	(4,412)	(42,399)
Provisions (reversals) for contingencies	53,449	49,537
Write-off of property, plant, and equipment, net	14,552	19,221
Write-off of intangible assets, net	431	397
Noncontrolling interests	18,607	17,190
Reduction (increase) of assets	(70,051)	163,879
Increase (reduction) of liabilities	(235,916)	(100,495)
Net cash generated by operating activities	868,022	1,194,478
Cash flow from investing activities
Bonds and securities	(23,788)	-
Collaterals and escrow deposits	3,261	15,176
Acquisition of controlling interest in Dominó - net of acquired cash	-	(108,962)
Additions in other investments	(151)	217
Additions to property, plant, and equipment:	(655,824)	(449,571)
Additions to intangible assets	(18,391)	(2,608)
Customer contributions	47,076	40,538
Disposal of property, plant, and equipment	2,516	10,620
Net cash used by investing activities	(645,301)	(494,590)
Cash flow from financing activities
Loans and financing obtained	141,811	33,974
Amortization of principal amounts of loans and financing	(43,022)	(41,079)
Amortization of principal amounts of debentures	(153,339)	(133,320)
Dividends and interest on capital paid	(267,814)	(267,530)
Net cash used by financing activities	(322,364)	(407,955)
Increase (decrease) in cash and cash equivalents	(99,643)	291,933
Cash and cash equivalents at the beginning of the period	1,813,576	1,540,871
Cash and cash equivalents at the end of the period	1,713,933	1,832,804
Variation in cash and cash equivalents	(99,643)	291,933

5. Financial Statements – Wholly owned subsidiaries

5.1 Assets

			R$'000
Assets	GET	DIS	TEL
CURRENT	1,126,625	1,689,609	64,574
Cash and cash equivalents	760,456	169,799	36,640
Customers and distributors, net	219,069	844,226	-
Telecommunications services, net	-	-	14,589
Services in progress	16,148	71,078	-
CRC transferred to State of Paraná	-	48,961	-
Taxes and social contributions	9,439	176,455	5,148
Account for compensation of "Portion A"	-	213,825	-
Other regulatory assets	-	26,288	-
Bonds and Securities	17,787	-	-
Collateral and escrow accounts	76,504	28,342	-
Inventories	8,944	72,507	6,700
Other	18,278	38,128	1,497
NONCURRENT	4,177,744	4,138,270	192,230
Long-Term Assets	128,522	1,720,352	10,722
Customers and distributors, net	-	59,135	-
Telecommunications services	-	-	1,011
CRC transferred to State of Paraná	-	1,218,725	-
Taxes and social contributions	86,142	263,728	9,599
Account for compensation of "Portion A"	-	103,558	-
Bonds and Securities	30,393	-	-
Collateral and escrow accounts	-	24,662	-
Judicial deposits	10,106	45,905	112
Other	1,881	4,639	-
Investments	412,173	2,461	-
Property, plant and equipment	3,571,628	2,376,431	180,492
Intangible assets	65,421	39,026	1,016
TOTAL	5,304,369	5,827,879	256,804
GET: Geração e Transmissão, DIS: Distribuição, TEL: Telecomunicações

5.2 Liabilities

			R$'000
Liabilities	GET	DIS	TEL
CURRENT	486,466	1,187,709	25,903
Loans and financing	52,082	11,620	-
Suppliers	102,206	421,668	4,544
Taxes and social contributions	105,894	282,136	3,076
Dividends payable	115,600	153,500	6,800
Accrued payroll costs	44,970	126,722	10,353
Post-emplyment benefits	5,533	14,260	943
Account for compensation of "Portion A"	-	7,776	-
Other regulatory charges	-	12,439	-
Customer charges due	3,791	40,549	-
Research and development and electric efficiency	18,636	75,733	-
Other	37,754	41,306	187
NON-CURRENT	846,564	1,384,784	15,932
Loans and financing	306,677	154,056	-
Provision for contingencies	210,956	208,099	1,910
Intercompany receivables	-	632,895	-
Suppliers	217,792	-	-
Taxes and social contributions	-	35,330	-
Post-employment benefits	94,456	235,852	14,022
Account for compensation of "Portion A"	-	23,329	-
Other regulatory charges	-	20	-
Research and development and electric efficiency	11,527	95,203	-
Other	5,156	-	-
SHAREHOLDERS' EQUITY	3,971,339	3,255,386	214,969
Stock capital	3,505,994	2,624,841	194,755
Capital reserves	-	-	-
Profit reserves	122,967	417,444	9,169
Retained earnings (losses)	342,378	213,101	11,045
TOTAL	5,304,369	5,827,879	256,804

GET: Geração e Transmissão, DIS: Distribuição, TEL: Telecomunicações

5.3 Income Statement

						R$'000
Income Statement	GET		DIS		TEL
	3Q09	9M09	3Q09	9M09	3Q09	9M09
Operating revenues	477,602	1,373,857	1,705,240	4,912,129	36,260	103,448
Electricity sales to final customers	38,583	121,774	803,161	2,248,129	-	-
Electricity sales to distributors	364,318	1,040,099	16,828	47,737	-	-
Use of transmission grid	65,960	186,161	867,397	2,563,002	-	-
Telecommunications revenues	-	-	-	-	36,260	103,448
Other oprating revenues	8,741	25,823	17,854	53,261	-	-
Deductions from operating revenues	(68,912)	(202,088)	(715,034)	(2,038,838)	(6,354)	(17,669)
Net operating revenues	408,690	1,171,769	990,206	2,873,291	29,906	85,779
Operating costs and expenses	(185,845)	(558,597)	(912,766)	(2,517,766)	(23,235)	(64,472)
Electricity purchase for resale	(16,985)	(59,414)	(510,706)	(1,371,462)	-	-
Charges for the use of transmission grid	(47,313)	(133,664)	(142,693)	(351,872)	-	-
Payroll	(43,234)	(128,014)	(122,782)	(363,940)	(9,158)	(25,958)
Pension and healthcare plans	6,655	20,392	(1,345)	(2,923)	53	228
Material	(2,648)	(9,341)	(11,865)	(35,616)	(273)	(1,373)
Raw material and supplies for electricity generation	(4,761)	(18,513)	-	-	-	-
Third-party services	(14,902)	(45,737)	(61,630)	(176,314)	(2,818)	(7,932)
Depreciation and amortization	(33,151)	(102,243)	(40,650)	(123,170)	(7,797)	(23,507)
Provisions (reversal) for contigencies	(3,351)	(27,941)	(8,970)	(37,887)	(1,801)	(3,021)
Other costs and expenses	(26,155)	(54,122)	(12,125)	(54,582)	(1,441)	(2,909)
Result of operations	222,845	613,172	77,440	355,525	6,671	21,307
Interest Income (expenses)	6,339	40,582	27,072	90,803	997	3,309
Equity in results of investees	(4,258)	(314)	-	-	-	-
Operating Income (expenses)	224,926	653,440	104,512	446,328	7,668	24,616
Provision for IRPJ and CSLL	(29,248)	(171,769)	(3,294)	(65,072)	(428)	(6,600)
IRPJ and CSLL deferred	(1,798)	(3,293)	10,749	(44,155)	593	1,029
Net Income (loss)	193,880	478,378	111,967	337,101	7,833	19,045
Ebitda	255,996	715,415	118,090	478,695	14,468	44,814

GET: Geração e Transmissão, DIS: Distribuição, TEL: Telecomunicações

6. Energy Market

6.1 Captive Market

The captive market consumed 14,970 GWh, 2.2% up, mainly due to the following factors:

- Increase in the number of customers across all segments;

- Growth of 2.3% and 3.7% in the average residential and commercial consumption, respectively;

- Higher temperature variations in comparison to the previous year; and

- Service sector growth.

The residential segment consumed 4,220 GWh, 5.3% up, due to the reduction in the interest rates, resulting in cheaper credit for the acquisition of consumer durables and electronics goods, as well as the reduction in IPI (federal VAT) on white goods, which fueled purchases of these products. This segment represented 28.2% of COPEL’s captive market. In September 2009, COPEL supplied power to 2,833,600 residential customers.

The industrial segment consumed 4,915 GWh, 3.2% down, due to the decline in production for exports and the higher comparison base in 2008. This segment represented 32.8% of COPEL’s captive market. In September 2009, COPEL supplied power to 66,078 captive industrial customers.

The commercial segment consumed 3,097 GWh, 5.5% up, due, as in the residential segment, to the fall in the interest rates and the measures to combat the crisis and maintain domestic consumption, which resulted in demand picking up. The commercial segment represented 20.7% of COPEL’s captive market. In September 2009, COPEL supplied power to 297,769 commercial customers.

The rural segment consumed 1,259 GWh, 4.8% up, representing 8.4% of COPEL’s captive market. In September 2009, COPEL supplied power to 347,516 rural customers.

Other segments (public agencies, public lighting, public services, and own consumption) consumed 1,479 GWh, 4.1% up in the period. These segments represented 9.9% of COPEL’s captive market. In September 2009, COPEL supplied Power to 47,938 customers in these segments.

						GWh
Segment	3Q09	3Q08	Var.%	9M09	9M08	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Residential	1,417	1,342	5.6	4,220	4,009	5.3
Industrial	1,742	1,770	(1.6)	4,915	5,077	(3.2)
Commercial	987	964	2.4	3,097	2,937	5.5
Rural	381	377	1.1	1,259	1,202	4.8
Other	488	479	1.9	1,479	1,421	4.1
Total Captive Customers	5,015	4,931	1.7	14,970	14,645	2.2

6.2 Grid Market (TUSD)

     COPEL Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, declined 0.1% due to the decrease in power demand from free customers, as the following table shows:

						GWh
	3Q09	3Q08	Var.%	9M09	9M08	Var. %
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Captive Market	5,015	4,931	1.7	14,970	14,645	2.2
Concessionaires	134	126	6.1	390	373	4.5
Free Customers	753	835	(9.8)	2,200	2,555	(13.9)

Grid Market	5,901	5,892	0.1	17,559	17,573	(0.1)
* All free customers served by COPEL GET and other suppliers at the COPEL DIS concession area.

6.3 Copel’s Consolidated Market

     The following table shows Copel’s total energy sales through Copel Distribuição and Copel Geração e Transmissão:

						GWh
Segment	3Q09	3Q08	Var. %	9M09	9M08	Var. %
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Captive Market	5,015	4,931	1.7	14,970	14,645	2.2
Concessionaires	134	126	6.3	390	373	4.5
CCEE	199	-	-	199	-	-
Total COPEL DIS	5,348	5,057	5.8	15,559	15,018	3.6
CCEAR (1)	3,707	3,220	15.1	11,019	9,344	17.9
Free Customers	254	302	(15.9)	803	896	(10.4)
Bilateral Agreements	270	832	(67.5)	778	2,595	(70.0)
CCEE	198	55	260.0	260	83	212.1
Total COPEL GET	4,429	4,409	0.5	12,860	12,918	(0.5)

Total COPEL	9,777	9,466	3.3	28,419	27,936	1.7
(1) From the total energy sold in 9M09 and 9M08, 1,089 GWh and 914 GWh, respectively, were traded by Copel Distribuição Note. Not considering the energy from MRE (Energy Realocation Mechanism)

6.4 Energy Flow

Copel Consolidated

			GWh
	9M09	9M08	Var.%
Own Generation	11,400	14,316	(20.4)
Purchased energy	21,641	18,567	16.6
Itaipu	4,023	4,093	(1.7)
Auction – CCEAR	11,540	10,405	10.9
Itiquira	679	682	(0.4)
Dona Francisca	483	485	(0.4)
CCEE	256	787	(67.5)
MRE	3,423	996	243.5
Other	1,238	1,120	10.6
Total Available Power	33,041	32,884	0.5
Captive Market	14,970	14,645	2.2
Concessionaires	390	373	4.5
Free Customers	803	896	(10.4)
Bilateral Agreements	778	2,595	(70.0)
Auction – CCEAR	11,019	9,344	17.9
CCEE	459	83	451.9
MRE	2,174	2,560	(15.1)
Losses and differences	2,448	2,387	2.5
Basic network losses	756	745	1.5
Distribution losses	1,592	1,552	2.6
CG contract allocation	100	91	9.9

Amounts subject to changes after settlement by CCEE
CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed and energy received from CG)

Copel Geração e Transmissão

			GWh
	9M09	9M08	Var. %
Own Generation	11,400	14,316	(20.4)
CCEE	24	56	(56.8)
MRE	3,423	996	243.5
Dona Francisca	483	485	(0.4)
Other	-	-	-
Total Available Power	15,331	15,854	(3.3)
Bilateral Agreements	778	2,595	(70.0)
CCEAR – COPEL Distribuição	1,089	914	19.1
CCEAR – Other Concessionaires	9,930	8,430	17.8
Free Customers	803	896	(10.4)
CCEE	260	83	212.1
MRE	2,174	2,560	(15.1)
Losses and differences	297	376	(21.1)

Copel Distribuição

			GWh
	9M09	9M08	Var. %
Itaipu	4,023	4,093	(1.7)
CCEAR – COPEL Geração e Transmissão	852	809	5.3
CCEAR – Other Wholesale	10,451	9,491	10.1
CCEE	231	731	(68.3)
Itiquira	679	682	(0.4)
Other	1,473	1,224	20.3
Available Power	17,710	17,030	4.0
Captive market	14,970	14,645	2.2
Wholesale	390	373	4.5
CCEE	199	-	-
Losses and differences	2,151	2,012	6.9
Basic network losses	459	369	24.6
Distribution losses	1,592	1,552	2.6
CG contract allocation	100	91	9.9

7. Supplementary Information

7.1 Tariffs

Average Energy Purchased Tariffs

				R$/MWh
Tariff	Sep 09	Jun 09	Sep 08	Var. %
	(1)	(2)	(3)	(1 / 3)
Itaipu*	92.33	101.31	91.46	1.0
Auction – CCEAR 2005 – 2012	70.82	68.18	67.33	5.2
Auction – CCEAR 2006 – 2013	82.88	79.90	78.78	5.2
Auction – CCEAR 2007 – 2014	91.99	91.02	85.87	7.1
Auction – CCEAR 2007 – 2014 (A-1)	118.41	113.93	112.56	5.2
Auction – CCEAR 2008 – 2015	99.73	96.00	94.86	5.1
Auction – CCEAR 2009 – 2016	112.08	-	-	-
Auction – CCEAR 2008 – H30	124.66	119.94	118.61	5.1
Auction – CCEAR 2009 – H30	133.26	-	-	-
Auction – CCEAR 2008 – T15**	148.38	148.38	146.60	1.2
Auction – CCEAR 2009 – T15	145.01	-	-	-

* Furnas transport charge not included ** Auction average price updated by IPCA

Average Energy Retail Tariffs

				R$/MWh
Tariff	Sep 09	Jun 09	Sep 08	Var. %
	(1)	(2)	(3)	(1 / 3)
Residential	270.82	258.03	257.26	5.3
Industrial*	191.11	187.74	186.42	2.5
Commercial	234.13	228.13	229.38	2.1
Rural	156.8	151.24	151.31	3.6
Other	177.42	174.41	176.45	0.5
TOTAL	218.11	206.34	210.46	3.6
Without ICMS
* Free customers not included

Average Energy Supply Tariffs

				R$/MWh
Tariff	Sep 09	Jun 09	Sep 08	Var. %
	(1)	(2)	(3)	(1/ 3)
Auction CCEAR 2005 - 2012	70.51	68.88	67.00	5.2
Auction CCEAR 2006 - 2013	82.71	81.33	78.47	5.4
Auction CCEAR 2007 - 2014	92.38	90.53	87.76	5.3
Auction CCEAR 2008 - 2015	98.17	96.27	93.27	5.3
Auction CCEAR 2009 - 2016	112.68	109.63	-	-
Wholesale Concessionaires – State of Paraná	142.56	125.74	123.07	15.8

7.2 Main Operational and Financial Indicators

September 30, 2009
Generation
Copel Geração e Transmissão (GET) power plants	18 (17 hydro and 1 thermal)
Power plants in which Copel holds an interest	7 (5 hydro, 1 thermal and 1 wind power)
Total installed capacity of Copel GET	4,550 MW
Installed capacity of Copel’s Corporate Partnerships(1)	610 MW
Automated and remote-controlled power plants of Copel GET	15
Automated and remote-controlled power plants of Copel’s corporate partnerships	03
Copel GET’s step-up substations	14 (automated and remote-controlled)

Transmission
Transmission lines	1,883 km
Number of substations	31 (100% automated)
Installed capacity of substations	10,344 MVA

Distribution (up to 138 kV)
Distribution networks and lines	178,985 km
Number of substations	343
Number of automated substations	341
Installed capacity of substations	9,109 MVA
Number of localities served	1,108
Number of municipalities served	393
Number of captive customers	3,592,901
DEC (outage duration per customer, in hours and hundredths of an hour)	8.32
FEC (outage frequency per customer)	7.23 times

Telecommunication
Optical cable – main ring	5,633 km
Self-sustained optical cable	8,095 km
Number of cities served	202
Number of customers	680

Administration
Number of employees (wholly owned subsidiaries)	8,608
Copel Geração e Transmissão	1,643
Copel Distribuição	6,554
Copel Telecomunicações	411
Customer per distribution employee	548

Financial
Book Value per share	R$ 31.91
EBITDA	R$ 1,368.7 million
Liquidity (Current Ratio)	2.18

Note:
(1) Proportional to the capital stake.

7.3 Conference Call for the 3Q09 Results

     Presentation by Rubens Ghilardi, CEO, and Paulo Roberto Trompczynski, CFO, IRO and Holdings Officer.

Date: Friday, November 13, 2009.
Time: 08:30 a.m. (US EST)
Telephone: +55 (11) 1-789-924-6977
Code: Copel

Live webcast of the conference call will be available on www.copel.com/ri

Please connect 15 minutes prior to the call.

Investor Relations - COPEL
ri@copel.com

Telephone:	Fax:
+55 (41) 3222-2027	+55 (41) 3331- 2849

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will act ually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.